Exhibit 99.1

Enlivex Announces First Quarter 2023 Financial Results and Provides a Business Update

●	Enrollment of patients in the Phase I/II evaluating Allocetra™ in combination with chemotherapy in patients with peritoneal metastases from advanced solid tumors is proceeding as planned, with 50% (lower dose cohorts) already enrolled.

●	The integration of tislelizumab, an anti-PD-1 immune checkpoint inhibitor, into the ongoing Phase I/II clinical trial, evaluating Allocetra™ as monotherapy and in combination with anti-PD1 checkpoint inhibitors in patients with advanced-stage and solid tumors, is progressing. First patient enrolled pursuant to the amended protocol is expected by end of Q3 2023.

●	Obtained clearance from the regulatory authority in Spain to open recruitment of patients in Spain into an ongoing Phase I/II clinical trial, evaluating Allocetra™ as monotherapy and in combination with anti-PD1 checkpoint inhibitors in patients with advanced-stage solid tumors

●	Obtained approval from regulatory authorities in the Netherlands, and awaiting approval in additional countries, for amendments to the protocol of the Company’s ongoing Phase II trial evaluating Allocetra™ in patients with sepsis. More than 50% of the patients in the study have been enrolled to date.

Nes-Ziona, Israel, June 26, 2023 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, on June 16, 2023, filed with the SEC its financial results and related management’s discussion for the first quarter ended March 31, 2023.

First Quarter 2023 Financial Results:

Research and development expenses were $5.2 million for the three months ended March 31, 2023, as compared to $4.7 million for the same period in 2022. The increase of 11% was primarily due to an increase in expenses for clinical studies and pre-clinical studies, offset by a decrease in lease payments and overhead expenses related to our plant space.

General and administrative expenses were $1.6 million for the three months ended March 31, 2023, as compared to $1.7 million for the same period in 2022. The decrease of 7% was primarily due to decrease in stock-based compensation expense with respect to equity granted to employees and directors, and decrease in professional fees.

Net loss for the three months ended March 31, 2023 was $7.2 million, as compared to a net loss of $8.2 million for the three months ended March 31, 2022. This decrease resulted primarily from a decrease in other expenses, net, which was partially offset by an increase in the costs of clinical and pre-clinical studies and material consumption.

As of March 31, 2023, Enlivex had cash and cash equivalents, short term bank deposits and long term interest-bearing bank deposits of $43.2 million. The Company believes its existing cash and cash equivalents will be sufficient to fund its operating expenses and capital expenditure requirements potentially into 2025.

ABOUT ALLOCETRA™

Allocetra™ is being developed as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Diseases such as solid cancers, sepsis, and many others reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as “unmet medical needs”, as a stand-alone therapy or in combination with leading therapeutic agents.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO

Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT

Eric Ribner

LifeSci Advisors

eric@lifesciadvisors.com